Exhibit 99.1
January 17, 2011
EnerVest Operating, L.L.C.
300 Capitol Street, Suite 200
Charleston, WV 25301
ATTENTION: Mr. Kenneth Mariani

SUBJECT:	Evaluation of Oil and Gas Reserves
To the Interests of Belden & Blake Corporation
In Certain Properties Located in Various States
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2011
Job 10.1215
At the request of EnerVest Operating, L.L.C. (EnerVest), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved and unproved reserves and associated cash flow and economics from certain properties to the interests of Belden & Blake Corporation (Belden & Blake). This evaluation was authorized by Mr. Kenneth Mariani of EnerVest, agent of Belden & Blake. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the Securities and Exchange Commission (SEC). The effective date of this report is January 1, 2011. The report was completed January 17, 2011. The following is a summary of the results of the evaluation.

			Total		Total
Belden & Blake	Proved Developed		Proved	Proved	Proved	Unproved
Corporation	Producing	Nonproducing	Developed	Undeveloped	(PDP, PDNP	Probable
SEC Parameters	(PDP)	(PDNP)	(PDP & PDNP)	(PUD)	& PUD)	(PROB)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	4,014.288	77.167	4,091.456	1,040.385	5,131.841	142.252
Gas, MMcf:	151,065.875	6,083.730	157,149.609	14,436.200	171,585.797	1,100.679
Gas Equivalent, MMcfe (1 bbl = 6 Mcfe)	175,151.603	6,546.732	181,698.345	20,678.510	202,376.843	1,954.191

Cash Flow (BTAX), M$ Undiscounted:	644,978.375	22,262.486	667,240.688	61,392.445	728,633.000	6,346.762
Discounted at 10% Per Annum:	284,408.750	11,153.930	295,562.625	16,015.453	311,578.031	2,229.943
It should be noted that some minor differences might exist between the total summaries and the table totals due to rounding techniques in the ARIES™ petroleum software program.
Twelve Cadillac Drive • Suite 260
Brentwood, Tennessee 37027
(615) 370-0755 Fax (615) 370-0756
mail@wrightandcompany.com

Mr. Kenneth Mariani
EnerVest Operating, L.L.C.
January 17, 2011

It is the understanding of Wright that EnerVest is the agent for EnerVest Energy Institutional Fund X which acquired the stock of the previous owner of Belden & Blake in 2005. In addition to acting as agent for Belden & Blake, EnerVest also acts as agent on behalf of the fund. It is also the understanding of Wright that Belden & Blake remains a corporation under the laws of the state of Ohio.
The properties evaluated in this report are located in the states of Michigan, New York, Ohio and Pennsylvania. According to EnerVest, the total proved and unproved reserves included in this evaluation represent 100 percent of the reported total proved and unproved reserves of Belden & Blake.
Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by SEC regulations, when calculating economic producibilty, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $4.376 per million British thermal unit (MMBtu) for natural gas at Henry Hub, LA, and $79.43 per barrel for West Texas Intermediate oil at Cushing, OK. These benchmark prices were adjusted for energy content, quality and basis differential, as appropriate. The average adjusted product prices used to estimate proved reserves are $4.764 per Mcf of gas and $74.63 per bbl of oil. Prices for oil and gas were held constant for the life of the properties.
Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.
Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.
The estimates of reserves contained in this report were determined by acceptable industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Mr. Kenneth Mariani
EnerVest Operating, L.L.C.
January 17, 2011

Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), proved undeveloped (PUD), and probable (PROB) reserves categories. The summary classification of total proved reserves combines the PDP, PDNP, and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Belden & Blake from continuing to produce from currently active wells or to fully develop those properties included in this report.
There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.
All data utilized in the preparation of this report were provided by EnerVest. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by EnerVest with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by EnerVest with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.
It should be noted that neither salvage values nor abandonment costs were included in the economic parameters in accordance with the instructions of EnerVest. It was assumed that any salvage value would be directly offset by the cost to abandon the property. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to EnerVest’s assumptions.
No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.
Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Belden & Blake or EnerVest, nor does Wright or any of its employees have direct financial interest in Belden & Blake or EnerVest. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

Mr. Kenneth Mariani
EnerVest Operating, L.L.C.
January 17, 2011

This report is prepared for the information of Belden & Blake, EnerVest, their shareholders, and for the information and assistance of their independent public accountants in connection with their review of and report upon the financial statements of Belden & Blake and EnerVest, and for reporting disclosures as required by the SEC. It is also intended for public disclosure as an exhibit in filings made to the SEC by Belden & Blake and EnerVest, as appropriate.
Based on data and information provided by Belden & Blake and Enervest, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of Belden & Blake in those certain properties included in this report.
The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.
It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours, Wright & Company, Inc.
By:	/s/ D. Randall Wright
D. Randall Wright
President

DRW/TWB/EKL/CF/TS

Professional Qualifications
D. Randall Wright
President
I, D. Randall Wright, am the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright & Company, Inc. (Wright) for the results presented in this report to Belden & Blake Corporation and EnerVest Operating, L.L.C. I have a Master of Science degree in Mechanical Engineering from Tennessee Technological University.
I am a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. This qualification is based on more than 37 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc., First City National Bank of Houston, Sipes, Williamson & Associates, Inc., Williamson Petroleum Consultants, Inc., and Wright which I founded in 1988.
I am a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers (SPE) and a member of the Order of the Engineer.

/s/ D. Randall Wright
D. Randall Wright, P.E.